Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2019, relating to the consolidated financial statements and financial statement schedule of Spectrum Pharmaceuticals, Inc. and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs related to a change in method of accounting for revenue from contracts with customers, and a change in method of accounting for unrealized gains and losses on equity securities), and the effectiveness of Spectrum Pharmaceuticals, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Spectrum Pharmaceuticals, Inc. for the year ended December 31, 2018, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Costa Mesa, California
April 5, 2019